Exhibit 99.2

PDD Holdings Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

Proxy Statement for Annual General Meeting (or any adjournment or postponement thereof)
held via live webcast and teleconference at 7:00 a.m., Irish Standard Time, on December 20, 2024.

Introduction

This proxy statement is furnished in connection with the solicitation by the board of directors (the “Board”) of PDD Holdings Inc. (the “Company”) of proxies for the annual general meeting of the Company (the “2024 Annual Meeting”) to be held via live webcast and teleconference at 7:00 a.m., Irish Standard Time, on December 20, 2024, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting.

The Board of Directors has fixed November 27, 2024 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of, and to vote at, the 2024 Annual Meeting. Only holders of record of the ordinary shares of the Company (the “Ordinary Shares”) at the close of business on the Record Date are entitled to receive notice of and to vote in respect of the matters requiring shareholders’ vote at the 2024 Annual Meeting. Holders of American Depository Shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depository (the “Depository”), and representing our Class A ordinary shares are not entitled to attend or vote at the 2024 Annual Meeting. Instead, holders of ADSs as of the Record Date will need to instruct the Depository as to how to vote the Company’s Class A ordinary shares represented by the ADSs.

This proxy statement and the accompanying Notice of Annual General Meeting are first being sent to holders of Ordinary Shares on or about November 27, 2024. Holders of Ordinary Shares will receive an instruction on access to the 2024 Annual Meeting together with this proxy statement. You can review and download this proxy statement and other proxy materials on the investor relations section of our website at https://investor.pddholdings.com/.

Quorum

The quorum of the 2024 Annual Meeting is one or more holders of Ordinary Shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all Ordinary Shares in issue and entitled to vote at the meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

Voting by Holders of Ordinary Shares

Holders of record of the Ordinary Shares shall vote by proxy forms. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the e-mail address set forth in the proxy form no later than 48 hours before the time appointed for the holding of the 2024 Annual Meeting, the Ordinary Shares they represent will be voted by the proxy holder at the meeting, or at any adjournment or postponement thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the meeting, or at any adjournment or postponement thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs, only the Depository may vote those Ordinary Shares at the 2024 Annual Meeting.

We have requested the Depository to distribute to holders and beneficial owners of ADSs at the close of business on the Record Date an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, the Depository will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), the Depository will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to the Depository in a timely manner, in which case the Ordinary Shares underlying the holder’s ADSs may not be voted in accordance with such holder’s wishes.

If (i) the Depositary timely receives voting instructions from a holder of ADSs but such instructions fail to specify the manner in which the Depositary is to vote the Ordinary Shares represented by such holder’s ADSs, or (ii) no timely instructions are received by the Depository from a holder of ADSs by 10:00 a.m. December 16, 2024 (U.S. Eastern Time), the Depository will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed the Depository that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, may be revoked: (a) for holders of ADSs, by submitting a written notice of revocation or a fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the Depositary, no later than 10:00 a.m. December 16, 2024 (U.S. Eastern Time) or (b) for holders of Ordinary Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the 2024 Annual Meeting or at any adjournment or postponement thereof.

ProposalS

ELECTION OF DIRECTORS

The Board has nominated directors Lei Chen, Jiazhen Zhao, Anthony Kam Ping Leung, Haifeng Lin, Ivonne M.C.M. Rietjens and George Yong-Boon Yeo to be elected to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Biographic information of the directors standing for election is set forth below:

Lei Chen is a founding member of our company and has served as our chairman of the board of directors since March 2021 and co-chief executive officer since April 2023. Mr. Chen has also served as our director since July 2020. Mr. Chen served as our chief executive officer from July 2020 to April 2023, as our chief technology officer from 2016 to 2020 and as our director from February 2017 to July 2018. Prior to joining our company, Mr. Chen served as chief technology officer of Xinyoudi Studio since 2011. Mr. Chen’s prior working experience includes internships with Google (Nasdaq: GOOG), Yahoo Inc. and IBM (NYSE: IBM) in the United States. Mr. Chen was trained as a data scientist and is a prolific publisher on the subject of data mining, and has presented his works in large international conferences, such as the ACM SIGMOD Conference, Very Large Data Bases (VLDB) Conferences and International Conference on Machine Learning. Mr. Chen received his bachelor’s degree in computer science from Tsinghua University and his doctoral degree in computer science from University of Wisconsin-Madison.

Jiazhen Zhao is a founding member of our company and has served as our director and co-chief executive officer since April 2023. Mr. Jiazhen Zhao served as a senior vice president from 2018 to 2023. Mr. Zhao has held several leadership roles across our company. He started our Duo Duo Grocery business and led the operations of a few key product categories in the Pinduoduo platform, including agriculture. He also led our supply chain efforts. Mr. Zhao received his bachelor’s degree in e-commerce management from South China University of Technology.

Anthony Kam Ping Leung has served as our independent director and chairman of the audit committee since August 2019. Mr. Kam is also chairman of our compensation committee. Mr. Kam has more than 30 years of experience in the financial services industry in Asia. He is a Chartered Financial Analyst and a chartered accountant in Singapore. Mr. Kam also serves as an independent director of OCBC Bank Ltd. in China since September 2021. Mr. Kam served as the deputy chief executive officer and the executive director of HSBC Bank (China) Company Limited (“HSBC China”) from February 2016 to April 2018 and served as the chief financial officer of HSBC China from May 2013 to February 2016. Prior to that, Mr. Kam served as the chief financial officer of HSBC Bank (Singapore) Limited (“HSBC Singapore”) from September 2005 to May 2013. In addition to financial accounting and control, management accounting and tax responsibilities, Mr. Kam had direct oversight on specific risk management functions such as treasury product control and asset & liabilities management. Mr. Kam was also a member of the asset and liabilities management meeting and a member of the risk management meeting under the executive committee of HSBC Singapore and HSBC China. Mr. Kam received bachelor of science from University of Hong Kong and his master degree in applied finance from Macquarie University.

Haifeng Lin has served as our director since June 2017. Mr. Lin is currently the head of Tencent Financial Technology and a corporate vice president of Tencent Holdings Limited (HKEx: 00700). Prior to that, he served as general manager of the merger and acquisitions department of Tencent Technology (Shenzhen) Company Limited, an affiliate of Tencent Holdings Limited. From July 2003 to November 2010, Mr. Lin served in different roles in finance, strategy and business operation at Microsoft. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin also serves as a non-executive director of Linklogis Inc. (HKEx: 09959) since October 2019. Mr. Lin received his bachelor’s degree in engineering from Zhejiang University in June 1997 and his master’s degree in business administration from the Wharton School of the University of Pennsylvania in May 2003.

Ivonne M.C.M. Rietjens has served as our independent director since August 2023. Dr. Rietjens is also a member of our audit committee and nominating and corporate governance committee. Dr. Rietjens has more than 25 years of experience in food safety. She has been a full professor at Wageningen University since 2001 and is currently head of the division of toxicology. She is an elected member of the Royal Netherlands Academy of Arts and Sciences (KNAW) and the chairperson of the KNAW Scientific Council for Natural Sciences and Engineering. She currently serves as the chairperson of the Expert Panel of the Flavor and Extract Manufacturers Association (FEMA) of the United States advising on GRAS (Generally Recognized As Safe) notifications for new food flavors and is an elected member of the French Academy of Agriculture. She is also a board member of Skal Biocontrole, an independent organization that supervises and certifies the organic food chain in the Netherlands, and a member of the Fonterra Global Food Safety Science Advisory Panel. Previously, she served as the chairperson of the Dutch Society for Toxicology from 1999 to 2005, a member of the Academic Board at Wageningen University from 2012 to 2017, and a member of the Supervisory Board of Royal Wessanen BV. She was also an active member of several committees on food and occupational safety, including panels and working groups of the European Food Safety Authority and the Dutch Health Council. From 2013 to 2021, she was a member of the Scientific Advisory Board of the National Institute of Public Health & Hygiene (RIVM). Dr. Rietjens received her bachelor’s and master’s degrees in molecular life sciences from Wageningen University and her Ph.D. degree in toxicology from Wageningen University.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. Mr. Yeo is also a member of our audit committee and compensation committee. He currently serves as a Visiting Scholar at the Lee Kuan Yew School of Public Policy of the National University of Singapore, an independent non – executive director of AIA Group Limited (HKEx: 01299) and an independent non-executive director of Creative Technology Ltd. (SGX: C76). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

The Board recommends that shareholders vote “FOR” the election to the Board of each of the nominees named above.